Exhibit 99.1

JA Solar to Hold Annual General Meeting on June 28, 2013

SHANGHAI, May 24, 2013 — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (the “Company”), a leading manufacturer of high-performance solar power products, today announced that it will hold its annual general meeting of shareholders (“AGM”) on Friday, June 28, 2013, at 10:30 a.m., Beijing Time, at its headquarters at No. 36, Jiang Chang San Road, Zhabei, Shanghai, the People’s Republic of China. The shareholder record date is June 14, 2013.

The notice of the AGM is available via the AGM link on the Company’s website at http://investors.jasolar.com.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 1.7 GW of solar power products in 2012. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please visit www.jasolar.com.

Contact:

In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail:jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail:jasolar@brunswickgroup.com